

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

March 17, 2010

Spiros Sinnis
President and CEO
Prime Estates & Development, Inc.
4709 West Golf Rd., Suite 425
Skokie, Illinois 60076

      Re: Prime Estates & Development, Inc.
             Amendment No. 4 to Form S-1 Registration Statement on Form S-11
             Filed February 24, 2010
             File No. 333-162597

Dear Mr. Sinnis:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your revised disclosure in response to our prior comment 3 that your investment strategy may include development projects that you will build or participate in building and that you believe you would concentrate on industrial rather than residential construction projects. We continue to believe that you should revise to discuss in detail your plans regarding building or participating in building properties and include risk factor disclosure, as appropriate. In addition,

    please quantify the portion of your business you intend to be comprised of
    development projects.

2.   We note your revised disclosure that you may not acquire 100% interest in a
        property but rather a fractional share such as an interest in a joint venture. Please
        disclose the proportion of your assets which may be invested in joint ventures and
        include risk factor disclosure, as appropriate.

Plan of Operation, page 21

3.   We note the revised disclosure on page 21 in response to our prior comment 4.
        However, we also continue to note your various references to "proceeds of this
        offering." Please revise your disclosure throughout to remove any references to
        "proceeds of the offering" as you will not receive any proceeds from the sale of
        shares offered by the selling shareholders in this offering.

                         *   *   *   *   *

        As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority,
         declare the filing effective, it does not foreclose the Commission from taking
         any action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated
         authority, in declaring the filing effective, does not relieve the company from
         its full responsibility for the adequacy and accuracy of the disclosure in the
         filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Staff Attorney

cc: Michael T. Williams, Esq.
        Williams Law Group, P.A.
        Via Facsimile: (813) 832-5284